Investment Company Act of 1940 – Sections 12(d)(3), 17(a) and 17(d) and Rule 17d-1

The Vanguard Group, Inc.

RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2009-2-ICR
The Vanguard Group, Inc.

The Vanguard Group, Inc. ("VGI")[1] requests that the Division of Investment Management (the "Division") confirm that the orders discussed in its letter of May 22, 2009,[2] particularly the Section 12(d)(3) Order and the Fund Distribution Order, permit VGI to acquire and operate a wholly-owned subsidiary[3] that will provide investment advisory services to investment funds and other persons, including registered investment companies, and engage in securities related activities that are associated with the administration, investment management and distribution of the investment funds. VGI also requests that the Division confirm that the SEC Orders permit VGI to engage in the transactions described in those orders with the acquired wholly owned subsidiary. In effect, VGI requests that we confirm its view that VGI may engage in the same activities permitted under the SEC Orders through acquired wholly-owned subsidiaries that it could engage in directly.

The letter notes that under the SEC Orders, including the Section 12(d)(3) Order and the Fund Distribution Order, Vanguard Funds have created, and own and operate as wholly owned subsidiaries of VGI, among other things, two registered investment advisers, a registered broker-dealer, and two trust companies, and provide, among other things, value added services such as website tools, asset allocation and advice, brokerage and retirement plan administration. VGI from time to time contemplates acquiring an entity the primary business of which consists of providing investment advisory services to investment funds and other persons, including registered investment companies. VGI believes that the SEC Orders permit it to acquire an existing advisory business as its wholly-owned subsidiary and to engage in transactions with that subsidiary. VGI explains, however, that because the SEC Orders, and particularly the Section 12(d)(3) Order and Fund Distribution Order, do not

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1 For purposes of this letter, the term "Vanguard" means the internalized mutual fund complex composed of The Vanguard Funds ("Vanguard Funds") and VGI.

2 Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order); Investment Company Act Release Nos. 9616 (Jan. 19, 1977) (notice) and 9664 (March 4, 1977) (order) (the "Section 12(d)(3) Order"); Investment Company Act Release Nos. 9850 (July 15, 1977) (notice), 9927 (Sep. 13, 1977) (preliminary order for hearing) and 11645 (Feb. 25, 1981) (Opinion of the Commission and Final Order) (the "Fund Distribution Order"); Investment Company Act Release Nos. 11718 (April 6, 1981) (notice) and 11761 (May 4, 1981) (order); Investment Company Act Release Nos. 13566 (Oct. 5, 1983) (notice) and 13613 (Nov. 3, 1983) (order); Investment Company Act Release Nos. 15788 (June 9, 1987) (notice) and 15846 (July 2, 1987) (order); and Investment Company Act Release Nos. 19011 (Oct. 9, 1992) (notice) and 19184 (Dec. 29, 1992) (order) (together, the "SEC Orders").

3 The term "wholly-owned subsidiary" of a person is defined in Section 2(a)(43) of the Investment Company Act of 1940 as "a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person."

specifically provide that VGI may acquire (in contrast to create) wholly-owned subsidiaries that provide advisory, distribution and administrative services to others, there may be a question about its interpretation.

Based on the facts and representations made in the letter, and without necessarily agreeing with VGI's analysis, we are of the view that, under the SEC Orders, VGI (1) may acquire and operate a wholly-owned subsidiary that will provide investment advisory services to investment funds and other persons, including registered investment companies, and engage in securities related activities that are associated with the administration, investment management and distribution of the investment funds, and (2) may engage in transactions with that subsidiary, to the same extent as permitted under the terms of the SEC Orders. We note that this position is based on the facts and representations made in the letter and is limited to the type of acquisition described in the letter. Facts or representations different from those presented in the letter might result in a different conclusion.

We have considered VGI's request for confidential treatment of VGI's letter and our response. We have determined that the request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, VGI's letter and our response will not be made public until the earlier of (1) September 18, 2009, or (2) such earlier date as VGI or the "acquired company" referred to below (or its owner) publicly announces or publicly confirms that VGI (a) intends to submit a bid or enter into an agreement, (b) has submitted a bid, or (c) has entered into an agreement, to acquire from a third party a company (the "acquired company") the primary business of which consists of providing investment advisory services to investment funds and other persons, including registered investment companies, and engaging in securities related activities that are associated with the administration, investment management and distribution of the investment funds.

Michael W. Mundt
Assistant Director
Office of Investment Company Regulation
May 22, 2009

Vanguard®

P.O. Box 2600
Valley Forge, PA 19482-2600

610-503-5663
Ari_Gabinet@vanguard.com

May 22, 2009

Elizabeth G. Osterman, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Dear Ms. Osterman:

The Vanguard Group, Inc.[1] from time to time contemplates acquiring an entity the primary business of which consists of providing investment advisory services to investment funds and other persons, including registered investment companies. VGI respectfully requests that the Division of Investment Management (the "Division") confirm that the orders discussed below, particularly the "Section 12(d)(3) Order" and the "Fund Distribution Order" (each as hereinafter defined), permit VGI to acquire and operate a wholly-owned subsidiary that will provide investment advisory services to investment funds and other persons, including registered investment companies, and engage in securities related activities that are associated with the administration, investment management and distribution of the investment funds. VGI also requests that the Division confirm that these orders permit VGI to engage in certain transactions with the acquired wholly-owned subsidiaries as described below. In effect, these interpretations would confirm VGI's view that it may engage in the same activities permitted under the SEC Orders through acquired wholly-owned subsidiaries that it could engage in directly.[2]

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1 For ease of reference the term "Vanguard" means the internalized mutual fund complex composed of the "Vanguard Funds" and The Vanguard Group, Inc. The Vanguard Funds will be referred to throughout as the "Vanguard Funds," and The Vanguard Group Inc. will be referred to as "VGI."

2 The term "wholly-owned subsidiary" of a person is defined in Section 2(a)(43) of the Investment Company Act of 1940 ("Act") as "a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person." We note that a wholly-owned subsidiary of VGI organized in connection with an acquisition or investment may issue securities (which would have no voting or control rights) in order to finance the purchase price of the securities related business. In addition, it may provide the seller or a financing party with an "earn out," right or similar interest which would provide the party with additional benefits tied to the economic returns of the securities related business. Such an interest would have no voting or control rights.

Vanguard operates pursuant to a series of exemptive orders[3] that have allowed the Vanguard Funds to internalize their administration, investment management and distribution through VGI, a wholly-owned service company. VGI provides administration, investment management and distribution services both directly and through wholly-owned subsidiaries.[4] Vanguard has grown into an integrated, full-service financial services and investment management business that serves millions of mutual fund shareholders. Vanguard has been operated for the exclusive benefit of its shareholders, the Vanguard Funds, for more than 30 years and has produced many tangible benefits for investors.

The Trustees of the Vanguard Funds have determined that it would be in the best interests of the Vanguard Funds and their shareholders for VGI to acquire an existing advisory business as a wholly-owned subsidiary in order to, through such acquired subsidiary, provide investment advisory services to investment funds and other persons, including registered investment companies, and engage in securities related activities that are associated with the administration, investment management and distribution of the investment funds.[5] We believe that the acquisition of such business will compliment and expand on the advisory and other services VGI provides to the Vanguard Funds and others.

VGI believes that the SEC Orders permit it to acquire an existing advisory business as its wholly-owned subsidiary and to engage in transactions with that subsidiary. Because the SEC Orders, and particularly the Section 12(d)(3) and Fund Distribution Orders, do not specifically provide that VGI may acquire (in contrast to create) wholly-owned subsidiaries that provide advisory, distribution and administrative services to others, we recognize that there may be a question about our interpretation. Accordingly, VGI requests that the Division confirm our interpretation of the SEC Orders as permitting Vanguard to acquire and operate existing advisory businesses that will, upon completion of the acquisitions, be organized as one or more direct or indirect wholly-owned subsidiaries of VGI (a "wholly-owned securities related business"), provided that such subsidiaries provide investment advisory services to investment funds and other persons,

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3 Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order) (the "1975 Order"); Investment Company Act Release Nos. 9616 (Jan. 19, 1977) (notice) and 9664 (March 4, 1977) (order) (the "Section 12(d)(3) Order"); Investment Company Act Release Nos. 9850 (July 15, 1977) (notice), 9927 (Sept 13, 1977) (preliminary order for hearing) and 11645 (Feb. 25, 1981) (Opinion of the Commission and Final Order) (the "Fund Distribution Order"); Investment Company Act Release Nos. 11718 (April 6, 1981) (notice) and 11761 (May 4, 1981) (order); Investment Company Act Release Nos. 13566 (Oct. 5, 1983) (notice) and 13613 (Nov. 3, 1983) (order); Investment Company Act Release Nos. 15788 (June 9, 1987) (notice) and 15846 (July 2, 1987) (order); and Investment Company Act Release Nos. 19011 (Oct. 9, 1992) (notice) and 19184 (Dec. 29, 1992) (order). (together, the "SEC Orders")

4 *See* note 2, *supra*.

5 We note that such acquisitions by Vanguard will not result in VGI acting as a general partner of, or acquiring any general partnership or other interest the holder of which is subject to unlimited liability in, a securities related business (except that VGI may cause one of its subsidiaries that is a limited liability entity to acquire such an interest or act as general partner), and in no event will any Vanguard Fund have, as a result of the acquisition, unlimited liability for the obligations of a securities related business in which VGI makes an investment or acquires an interest.

including registered investment companies, and engage in securities related activities that are associated with the administration, investment management and distribution of the investment funds.[6]

The SEC Orders recognized that the acquisition of a securities related business might involve transactions that might otherwise be prohibited by Sections 17(a) and 17(d) of the Act and Rule 17d-1 thereunder. In addition, once VGI acquires a securities related business, the adviser or broker-dealer that is part of the securities related business may become an affiliated person of VGI and a "second tier" affiliated person of the Vanguard Funds. We believe that because the SEC Orders contemplate that VGI may provide services to the Vanguard Funds and others directly and indirectly through wholly-owned subsidiaries, VGI can rely on the SEC Orders to engage in principal and joint transactions with wholly-owned subsidiaries. Nevertheless, we recognize that a question could be raised about our conclusion because the SEC Orders do not themselves refer to VGI acquiring wholly-owned subsidiaries that provide advisory and other investment fund related services to investment funds and other persons. Therefore, VGI also requests that the Division confirm our interpretation that the SEC Orders permit Vanguard to engage in such transactions in connection with an acquisition of a wholly-owned securities related business and, after such an acquisition, to engage in transactions with or involving a wholly-owned securities related business that would otherwise be prohibited by Sections 17(a) and (d) of the Act and the rules thereunder (including Rule 17d-1), consistent with the terms and conditions of, and only to the extent that such transactions are permitted under, the SEC Orders.

I. Legal Analysis

VGI is a Pennsylvania corporation that is wholly and jointly owned by 37 registered investment companies that offer, in the aggregate, more than 150 distinct funds. This "mutual" ownership structure is unique in the mutual fund industry. VGI is a registered investment adviser under the Investment Advisers Act of 1940 and a registered transfer agent under the Securities Exchange Act of 1934. In accordance with the Funds' Service Agreement between and among the Vanguard Funds and VGI (described below), VGI provides Vanguard Funds, at cost, with corporate management, administrative, transfer agency and (through Vanguard Marketing Corporation ("VMC"), a wholly-owned broker-dealer subsidiary) distribution services. VGI also provides investment advisory services, at cost, to certain of the Vanguard Funds. In addition to reversing the ordinary control relationship between an investment adviser and a fund (so that the Vanguard Funds control the adviser), the Vanguard structure ensures that VGI's financial incentives are aligned with the Vanguard Funds' best interests. Because the Vanguard Funds, and not third parties, own VGI, all of the returns from VGI's activities benefit and belong to the Vanguard Funds and their shareholders. VGI has neither incentive, nor practical ability, to undertake any venture other than for the benefits that it may bring to the Vanguard Funds.

Vanguard's mutual ownership structure was designed to reduce costs and afford the Vanguard Funds a degree of control over their investment adviser that was not possible in the traditional mutual fund management model in which the third party adviser has its own financial interests, which are not always aligned with those of the funds it manages. The Act, however, was drafted with conventional fund /adviser

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6 VGI would only acquire a securities related business if such acquisition is approved by an affirmative vote of a majority of the Trustees of each Vanguard Fund who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Vanguard Fund, based on a finding that the acquisition or transaction is in the best interests of the Vanguard Fund.

relationships in mind, and although the Vanguard structure is designed to result in (and has created) substantial benefits for shareholders, the structure itself conflicts with certain provisions of the Act. As a result, Vanguard applied for, and the Commission granted, the SEC Orders to authorize a business that would operate as a full service mutual fund complex with a unique mutual ownership arrangement:

- In 1975, the Commission granted relief from Sections 17(a) and 17(d) of the Act and Rule 17d-1 thereunder to enable the Vanguard Funds to internalize their corporate administration functions by acquiring, capitalizing, and operating VGI. Under the order, the Vanguard Funds would contribute capital to VGI, share VGI's expenses among them, and operate VGI jointly pursuant to a "Funds' Service Agreement."[7]

- In 1977, the Commission granted relief from Section 12(d)(3) of the Act to allow the Vanguard Funds to continue to purchase and hold shares of VGI when VGI registered as an investment adviser, as well as relief under Sections 17(a) and 17(d) of the Act and Rule 17d-1 thereunder to enable a new investment company to join the arrangement authorized by the 1975 Order.[8]

- By preliminary and final orders in 1977 and 1981 respectively, the Commission granted relief from Section 17(a) and (d) of the Act and Rule 17d-1 thereunder to permit the Vanguard Funds to internalize their marketing and distribution through a new, wholly-owned broker-dealer subsidiary of VGI – VMC – that would provide marketing and distribution services at cost.[9]

- In a series of exemptive orders issued between 1981 and 1992, the Commission amended the initial 1975 order to permit increases in the maximum capital investment that the Vanguard Funds could make in VGI.[10] That amount is currently capped at 0.40% of each Vanguard Fund's net assets.

The Vanguard Funds' ownership of VGI and the consequent internalization of many of the services the Vanguard Funds require allow the Vanguard Funds to operate at extremely low expense ratios and to avoid the conflicts of interest between funds and their investment advisers that characterize externally managed mutual funds. As the Commission itself has noted, Vanguard's internalized management structure:

> actually furthers the Act's objectives . . . [and] promotes a healthy and viable mutual fund complex within which each Fund can better prosper; enables the Funds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the Funds with direct and conflict-free control over distribution functions.[11]

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7 1975 Order, *supra* note 3.

8 Section 12(d)(3) Order, *supra* note 3.

9 Fund Distribution Order, *supra* note 3.

10 Release Nos. 11718, 11761, 13566, 13613, 15788, 15846, 19011, 19184, *supra* note 3.

11 Fund Distribution Order, *supra* note 3.

None of the SEC Orders placed limits on how VGI may use the capital contributed by the Vanguard Funds beyond the limits self-imposed in the Funds' Service Agreement. In granting certain of the SEC Orders that permitted the Vanguard Funds to increase their capital contributions to VGI, we believe that the Commission accepted the rationale articulated in the underlying applications that VGI must be free to deploy its capital in whatever way the Vanguard Funds' boards deem best for Vanguard Fund shareholders:

> [A]s business organizations, the Vanguard Funds must have the financial resources available to bear current expenses . . . and to make the financial commitments which the Funds' Boards of [Trustees] determine are necessary and appropriate to serve the interests of the Funds' shareholders, either directly or indirectly, by maintaining or enhancing a viable, dynamic and competitive Fund complex.[12]

Under the Funds' Service Agreement, VGI, in addition to providing specified services directly to the Vanguard Funds, may, directly or through subsidiaries, (i) engage in business activities that support the Vanguard Funds' operations as investment companies,[13] (ii) render additional or enhanced services to the Vanguard Funds,[14] and (iii) render services to any person other than the Vanguard Funds if certain conditions are met.[15]

This latter point was at the core of the exemptive relief granted in the Section 12(d)(3) Order. The notice related to that order stated that Vanguard became a registered investment adviser "with a view towards rendering investment advisory services to *persons other than the Vanguard Funds* . . . .[16] It further stated that:

> Applicants believe that the exemptions they request are necessary and appropriate primarily because the internalization of the management of their corporate administrative affairs through Vanguard achieves increased independence from and an increased ability to monitor and evaluate the performance of any external investment adviser or distributor, and providing administrative services at a reasonable cost. They further state that the arrangement increases their bargaining power in obtaining advisory and underwriting services and reduces the expenses both immediately and in the long run by having corporate administrative services performed at cost.

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[12] Release Nos. 11718, 13566, and 15788, *supra* note 3.

[13] Fourth Amended and Restated Funds' Service Agreement, at page 1.

[14] Id. at paragraph 3.1.

[15] Id. at paragraph 4.2. The conditions are that: the provision of services to others does not impair the services rendered to the Funds; the terms upon which the services to others are rendered have been approved by a majority of those Funds; the services provided to others are rendered for compensation and, to the extent achievable, for the purpose of gaining a profit; and the income so earned is used to reduce the total costs and expenses of VGI and thereby helps reduce the Funds' expense ratios.

[16] Section 12(d)(3) Order, *supra* note 3 (emphasis added).

We believe that the Commission has also long recognized that the Vanguard Funds would benefit if the distribution of the shares of the Vanguard Funds was internalized as well. In 1981, the Commission issued the Fund Distribution Order which permitted Vanguard to internalize its marketing and distribution through a new wholly-owned subsidiary, VMC, a registered broker-dealer.

Under the SEC Orders, including the Section 12(d)(3) Order and the Fund Distribution Order, the Vanguard Funds have created, and own and operate as wholly owned subsidiaries of VGI, among other things, two registered investment advisers, a registered broker-dealer, and two trust companies, and provide, among other things, value added services such as website tools, asset allocation and advice, brokerage and retirement plan administration. The Vanguard Funds' Board of Trustees has determined that VGI's ability to acquire securities related businesses and engage in normal business dealings with them is an important part of Vanguard's ability to serve the Vanguard Funds and their shareholders by maintaining and enhancing a "viable, dynamic and competitive fund complex." The acquisition of a wholly-owned securities related business would afford Vanguard the opportunity to achieve benefits for the Vanguard funds through, among other things, the potential to achieve greater economies of scale, greater operational efficiencies, additional investment management capabilities and/or portfolio trading capacity, the ability to provide a wider range of securities-related services to our fund shareholders, access to additional markets and other potential synergies.

II. Conclusion

For the reasons set forth above, VGI requests that the Division confirm that the SEC Orders, particularly the Section 12(d)(3) Order and the Fund Distribution Order, permit VGI to acquire and operate a wholly-owned subsidiary that will provide investment advisory services to investment funds and other persons, including registered investment companies, and engage in securities related activities that are associated with the administration, investment management and distribution of the investment funds. VGI also requests assurance that the Division confirm that the SEC Orders permit VGI to engage in transactions with that subsidiary, notwithstanding Sections 17(a) and (d) of the Act and Rule 17d-1 thereunder, to the extent that such transactions are permitted under, the SEC Orders.

The requested interpretations are consistent with the SEC Orders and are a logical clarification of VGI's structure and operations. The interpretations would assure that Vanguard can pursue opportunities that are consistent with Vanguard's mutual internalized structure and that are designed to benefit the Vanguard Funds. The interpretations would allow Vanguard to continue to adapt to the changing fund industry, remain on an even footing with its conventionally organized competitors, and maintain and enhance a viable, dynamic and competitive investment company complex.

Pursuant to 17 C.F.R. 200.81(b), I respectfully request on behalf of VGI that this request and the response be accorded confidential treatment for (a) 120 days from the date of the issuance of any written response by the Division or (b) such earlier date as VGI or the "acquired company" referred to below (or its owner) publicly announces or publicly confirms that VGI (1) intends to submit a bid or enter into an agreement, (2) has submitted a bid, or (3) has entered into an agreement to acquire from a third party a company (the "acquired company") the primary business of which consists of providing investment advisory services to investment funds and other persons and engaging in securities related activities that are associated with the administration, investment management and distribution of the investment funds. This request for confidential treatment is made on behalf of VGI for the reason that certain of the facts set forth in the letter relating to VGI's business plans to acquire the types of businesses described above have not been made public. Premature disclosure of this letter might adversely affect VGI and its affiliated persons and compromise VGI's business objectives by alerting competitors of VGI's business plans before it has had an opportunity to put those plans into effect.

Respectfully,

Ari Gabinet

Ari Gabinet
Principal, Securities Regulation
Legal Department